SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

THINSPACE TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK

  (Title of Class of Securities)

88410V100

  (CUSIP Number)

Thomas Smith

Sullivan Wayne Partners, LLC

100 Crescent Court, Suite 700

Dallas, TX 75201

214-459-3276

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 27, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

Sullivan Wayne Partners, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas
7	SOLE VOTING POWER

5,000,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	5,000,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*
14	TYPE OF REPORTING PERSON

CO

* Based on 96,823,918 shares of common stock outstanding as of August 12, 2014.

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CUSIP No.88410V100	13D

1	NAME OF REPORTING PERSONS

Thomas Smith
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	5,000,000
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*
14	TYPE OF REPORTING PERSON

IN

(1) Represents shares held by Sullivan Wayne Partners, LLC (“Sullivan Wayne”). Mr. Smith is a Manager of Sullivan Wayne.

* Based on 96,823,918 shares of common stock outstanding as of August 12, 2014.

3

CUSIP No.88410V100	13D

1	NAME OF REPORTING PERSONS

Marshall Hudes
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	5,000,000
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	0
10	SHARED DISPOSITIVE POWER

5,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*
14	TYPE OF REPORTING PERSON

IN

(1) Represents shares held by Sullivan Wayne Partners, LLC (“Sullivan Wayne”). Mr. Hudes is a Manager of Sullivan Wayne.

* Based on 96,823,918 shares of common stock outstanding as of August 12, 2014.

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Item 1. Security and Issuer

This Schedule 13D relates to the common stock of Thinspace Technology, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5535 S. Williamson Blvd, Unit 751, Port Orange, FL 32128.

Item 2. Identity and Background.

(a)	This statement is being jointly filed by Sullivan Wayne Partners, LLC (“Sullivan Wayne”), Thomas Smith and Marshall Hudes. Each of the foregoing is referred to as a “Reporting Persons” and collectively as the “Reporting Persons.” Sullivan Wayne is a Texas limited liability company.

(b)	The business address of each Reporting Person is 100 Crescent Court, Suite 700, Dallas, TX 75201.

(c)	The principal business of Sullivan Wayne is to provide business consulting services. The principal business of Mr. Smith and Mr. Hudes is managing Sullivan Wayne.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Smith and Mr. Hudes are citizens of the United States.

 Item 3. Source and Amount of Funds or Other Consideration.

On January 27, 2014, pursuant to a December 31, 2013 Consulting Agreement between Thinspace Technology, Inc. and Sullivan Wayne Partners, LLC, Sullivan Wayne was issued 5,000,000 shares of common stock of the Issuer.

Item 4. Purpose of Transaction.

The Reporting Persons entered into the above-described transaction to provide consulting services to the Issuer in exchange for compensation.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Sullivan Wayne, Mr. Smith and Mr. Hudes each beneficially own 5,000,000 shares of the Issuer’s common stock, which represents approximately 5.2% of the Issuer’s common stock. All of the shares are held directly by Sullivan Wayne.

(b)	Sullivan Wayne may be deemed to hold sole voting and dispositive power over 5,000,000 shares of common stock of the Issuer. Mr. Smith and Mr. Hudes each may be deemed to hold shared voting and dispositive power over 5,000,000 shares of common stock of the Issuer.

(c)	Other than the acquisition of the shares as reported herein, none of the Reporting Persons has effected any transactions in the shares of the Issuer during the past 60 days.

(d)	To the best knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 5,000,000 shares of common stock reported in Item 5(a).

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

99.1	Form of Consulting Agreement

99.2	Joint Filing Agreement among Sullivan Wayne,Thomas Smith and Marshall Hudes

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2014

SULLIVAN WAYNE PARTNERS, LLC.

By:	/s/ Thomas Smith
Thomas Smith

/s/ Thomas Smith
Thomas Smith

/s/ Marshall Hudes
Marshall Hudes

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